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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50270

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __MAY 1, 2005__ AND ENDING _APRIL 30, 2006_
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FERGHANA SECURITIES, INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

420 LEXINGTON AVENUE
(No. and Street)

NEW YORK   NEW YORK   10170
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    WILLIAM J. KRIDEL, JR.   212 - 986-7900
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FOX & JURAN
(Name – if individual, state last, first, middle name)

295 MADISON AVENUE   NEW YORK   SECURITIES AND EXCHANGE COMMISSION   10017
   (Address)   (City)   RECEIVED (State)   (Zip Code)

CHECK ONE:
                                            JUN 2 8 2006
   ☒ Certified Public Accountant
   ☐ Public Accountant   BRANCH OF REGISTRATIONS
                                                     AND
   ☐ Accountant not resident in United States or any of its possessions. 03   EXAMINATIONS

PROCESSED
OCT 1 3 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___WILLIAM J. KRIDEL, JR._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FERGHANA SECURITIES, INC._____, as of ___APRIL 30,_____, 20__06___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

_____

_____

_____

Jennifer Volpe

JENNIFER VOLPE
Notary Public, State Of New Jersey
Id No. 2288743
Qualified In Hudson County
Commission Expires 6/14/2007

Notary Public

William Kridel
Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FERGHANA SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

APRIL 30, 2006

FOX & JURAN

CERTIFIED PUBLIC ACCOUNTANTS

295 MADISON AVENUE
NEW YORK, N.Y. 10017

MARTIN MERMELSTEIN, C.P.A.
HOWARD CLAMPMAN, C.P.A.

TEL. 212-689-4871
FAX 212-689-4843

MEMBERS

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

NY STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To The Stockholder

Ferghana Securities, Inc.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Ferghana Securities, Inc. as of April 30, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Ferghana Securities, Inc. as of April 30, 2006 in conformity with generally accepted accounting principles.

New York, New York

June 12, 2006

FERGHANA SECURITIES, INC.

BALANCE SHEET

APRIL 30, 2006

ASSETS

CURRENT ASSETS:

Cash and cash equivalents (Note 1)	$1,429,996	
Accounts receivable	30,000	
TOTAL ASSETS		$1,459,996

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:

Payable to parent company (Note 2)	$1,111,456	
Accrued expenses	7,119	
Income taxes (Note 1)	100,000	
TOTAL CURRENT LIABILITIES		$1,218,575

STOCKHOLDER'S EQUITY:

Common stock $1 par value; authorized 1,000 shares; 1 share issued and outstanding	$ 1	
Additional paid in capital	13,949	
Retained earnings	227,471	
TOTAL STOCKHOLDER'S EQUITY		241,421
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$1,459,996

See Notes to Financial Statements

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1. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

   THE COMPANY:

   The Company, a wholly owned subsidiary of Ferghana Partners Inc., was formed in Delaware on April 22, 1997 and in February 1998, was approved for registration and membership in the National Association of Securities Dealers, Inc. (NASD) as a broker-dealer. The Company may act as a placement agent on a "best effort basis" for registered securities, solely for issuer(s) and other broker dealers.

   METHOD OF ACCOUNTING:

   The company recognizes assets, liabilities, revenues and expenses on the accrual method of accounting for financial statement presentation.

   CASH AND CASH EQUIVALENTS:

   For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

   FIXED ASSETS:

   Fixed assets are recorded at cost and are being depreciated using accelerated methods over their estimated economic useful lives.

   INCOME TAXES:

   The Company and its parent file consolidated Federal, State and City income tax returns. As a result, the Company pays its Federal, State and City income tax provision to its parent.

FERGHANA SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

APRIL 30, 2006

---

2. <u>RELATED PARTY TRANSACTIONS</u>

The Company's parent, Ferghana Partners, Inc., allocates overhead costs to the Company.

3. <u>NET CAPITAL REQUIREMENTS</u>

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule 15c3-1 which requires maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital shall not exceed 8 to 1. At April 30, 2006 the Company had net capital and aggregate indebtedness of $196,200 and $1,218,575 respectively. The net capital ratio was 6.21 to 1 or 621% compared to a maximum allowable percentage of 1500%. Net capital exceeded requirements by $ 114,962.

4. <u>ANNUAL REPORT</u>

Pursuant to the Securities & Exchange Commission Rule 17a-5, the Statement of Financial Condition is available for examination at the Company's principal place of business 420 Lexington Avenue, New York 10170 and at the regional office of the Commission Located at 233 Broadway, N.Y. 10279.